UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 01, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 March 2021
Exhibit No. 2	Annual grant of conditional awards and releases dated 11 March 2021
Exhibit No. 3	Director/PDMR Shareholding dated 11 March 2021
Exhibit No. 4	A Base Prospectus re Debt Issuance Programme dated 11 March 2021
Exhibit No. 5	Director/PDMR Shareholding dated 12 March 2021
Exhibit No. 6	Transaction in Own Shares dated 22 March 2021
Exhibit No. 7	Publication of Final Terms dated 22 March 2021
Exhibit No. 8	Transaction in Own Shares dated 23 March 2021
Exhibit No. 9	Transaction in Own Shares dated 24 March 2021
Exhibit No. 10	Transaction in Own Shares dated 25 March 2021
Exhibit No. 11	Transaction in Own Shares dated 26 March 2021
Exhibit No. 12	Transaction in Own Shares dated 29 March 2021
Exhibit No. 13	Transaction in Own Shares dated 30 March 2021
Exhibit No. 14	Notice of AGM dated 30 March 2021
Exhibit No. 15	Transaction in Own Shares dated 31 March 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 01, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

 1 March 2021

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 28 February 2021, Barclays PLC's issued share capital consists of 17,362,457,387 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,362,457,387) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

 Exhibit No. 2

 11 March 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1.     On 8 March 2021 the Company granted conditional awards to acquire Shares under:

a.     the Barclays Long Term Incentive Plan ("LTIP");
b.     the Barclays Group Share Value Plan ("SVP"); and
c.     the Barclays Group Deferred Share Value Plan ("DSVP"),

in respect of the deferred Share portion of PDMRs' variable remuneration for 2020. These awards are subject to continued employment over the deferral period and, in the case of the LTIP are based on performance in 2020 and are subject to the satisfaction of performance conditions over the 3 year performance period (2021 - 2023).

Director/ PDMR	SVP/DSVP (Shares)	LTIP (Shares)	Total gross (shares)	Gross value at award (£)	Net value at award (£)
Jes Staley	265,013	2,285,706	2,550,719	£3,733,000	n/a
Tushar Morzaria	103,493	1,536,078	1,639,571	£2,384,000	n/a
Mark Ashton-Rigby	611,284		611,284	£918,100	n/a
Paul Compton	1,134,001		1,134,001	£1,707,500	n/a
Alistair Currie	164,654		164,654	£237,000	n/a
Stephen Dainton	672,869		672,869	£1,012,500	n/a
Matthew Hammerstein	329,808		329,808	£474,720	n/a
Laura Padovani	150,314		150,314	£216,360	n/a
Tristram Roberts	369,426		369,426	£547,250	n/a
Taalib Shaah	165,696		165,696	£238,500	n/a
Stephen Shapiro	96,390		96,390	£151,500	n/a
Ashok Vaswani	555,837		555,837	£833,100	n/a
C.S. Venkatakrishnan	579,233		579,233	£869,423	n/a
Sasha Wiggins	55,989		55,989	£88,000	n/a
Total	5,254,007	3,821,784	9,075,791	£13,410,953	n/a

In line with our standard approach, the number of Shares awarded is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2021 of £1.7546, discounted from the spot rate at grant to reflect the absence of dividend equivalents during the deferral period.

2.     On 8 March 2021 the trustee of the Barclays Group (PSP) Employees' Benefit Trust ("Trustee") notified the Company that on that date it delivered Shares in respect of the delivery of the non-deferred Share portion of PDMRs' variable remuneration for the 2020 performance year (the Share Incentive Award (Holding Period) Shares ("SIA (HP)")). The Shares are subject to a 12 month holding period during which they cannot be charged, pledged, transferred or otherwise encumbered.

Director/ PDMR	Gross - SIA (HP) (Shares)	SIA (HP) (Shares) sold to cover tax and social security liability	Net - SIA (HP) (Shares)	Gross value (£)	Net value (£)
Jes Staley	113,986	53,573	60,413	£200,000	£106,001
Tushar Morzaria	113,986	59,272	54,714	£200,000	£96,002
Mark Ashton-Rigby	113,986	53,573	60,413	£200,000	£106,001
Paul Compton	113,986	61,632	52,354	£200,000	£91,861
Alistair Currie	90,049	42,323	47,726	£158,000	£83,741
Stephen Dainton	113,986	53,573	60,413	£200,000	£106,001
Matthew Hammerstein	90,185	42,386	47,799	£158,240	£83,869
Laura Padovani	82,206	38,636	43,570	£144,240	£76,448
Tristram Roberts	113,986	53,573	60,413	£200,000	£106,001
Taalib Shaah	90,618	42,590	48,028	£159,000	£84,270
Stephen Shapiro	57,562	27,054	30,508	£101,000	£53,530
Ashok Vaswani	113,986	53,573	60,413	£200,000	£106,001
C.S. Venkatakrishnan	111,258	54,805	56,453	£195,214	£99,053
Sasha Wiggins	75,230	35,358	39,872	£132,000	£69,960
Total	1,395,010	671,921	723,089	£2,447,694	£1,268,739

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2021 of £1.7546.

3.     On 8 March 2021 the Trustee notified the Company that on that date it delivered Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

Director/ PDMR	Gross - Fixed Pay (Shares)	Shares sold to cover income tax and social security liability	Net - Fixed Pay (Shares)	Gross value (£)	Net value (£)
Jes Staley	167,417	78,685	88,732	£293,750	£155,690
Tushar Morzaria	117,548	61,124	56,424	£206,250	£99,002
Mark Ashton-Rigby	99,737	46,876	52,861	£175,000	£92,750
Paul Compton	193,505	104,628	88,877	£339,525	£155,944
Alistair Currie	51,649	24,275	27,374	£90,625	£48,031
Stephen Dainton	194,132	91,242	102,890	£340,625	£180,531
Matthew Hammerstein	28,496	13,393	15,103	£50,000	£26,500
Laura Padovani	64,117	30,134	33,983	£112,500	£59,627
Tristram Roberts	103,299	48,550	54,749	£181,250	£96,063
Taalib Shaah	81,927	38,505	43,422	£143,750	£76,189
Stephen Shapiro	46,306	21,763	24,543	£81,250	£43,064
Ashok Vaswani	117,548	55,247	62,301	£206,250	£109,314
C.S. Venkatakrishnan	176,776	86,567	90,209	£310,173	£158,281
Sasha Wiggins	28,496	13,393	15,103	£50,000	£26,500
Total	1,470,953	714,382	756,571	£2,580,948	£1,327,486

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2021 of £1.7546.

4.     On 8 March 2021 the Trustee notified the Company that on that date it delivered Shares in respect of the release of Share awards granted in prior years under:

a.     the LTIP, including the first portion of the 2017 LTIP, as vesting was delayed from June 2020 to March 2021, and the first portion of the 2018 LTIP.
b.     the SVP; and
c.     the DSVP.

Director/ PDMR	SVP/ DSVP (Shares)	LTIP (Shares)	Total gross (Shares)	Shares sold to cover income tax and social security liability	Total net (Shares)	Gross value (£)	Net value (£)
Jes Staley	859,020	262,325	1,121,345	527,032	594,313	£1,967,512	£1,042,782
Tushar Morzaria	522,008	170,283	692,291	359,991	332,300	£1,214,694	£583,054
Mark Ashton-Rigby	555,782		555,782	261,218	294,564	£975,176	£516,842
Paul Compton	1,034,596		1,034,596	559,406	475,190	£1,815,303	£833,769
Alistair Currie	60,450		60,450	28,412	32,038	£106,066	£56,214
Stephen Dainton	350,495		350,495	164,733	185,762	£614,979	£325,939
Matthew Hammerstein	53,934		53,934	25,349	28,585	£94,633	£50,156
Laura Padovani	12,382		12,382	5,820	6,562	£21,726	£11,514
Tristram Roberts	236,400		236,400	111,108	125,292	£414,788	£219,838
Taalib Shaah	50,804		50,804	23,878	26,926	£89,141	£47,245
Stephen Shapiro	48,748		48,748	22,912	25,836	£85,534	£45,332
Ashok Vaswani	498,648		498,648	234,365	264,283	£874,928	£463,711
C.S. Venkatakrishnan	388,472		388,472	193,664	194,808	£681,613	£341,811
Sasha Wiggins	70,290		70,290	33,036	37,254	£123,331	£65,366
Total	4,742,029	432,608	5,174,637	2,550,924	2,623,713	£9,079,424	£4,603,573

The number of Shares delivered is based on the 10 a.m. Share price on the London Stock Exchange on 8 March 2021 of £1.7546.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.a.  Barclays Long Term Incentive Plan ("LTIP")

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Long Term Incentive Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years, subject to performance conditions being met.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	2,285,706
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Long Term Incentive Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years subject to performance conditions being met.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	1,536,078
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1.b. Barclays Group Share Value Plan ("SVP")

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in two tranches over two years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	265,013
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Share Value Plan (the "Award"). Shares under the Award typically vest in two tranches over two years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	103,493
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1.c. Barclays Group Deferred Share Value Plan ("DSVP")

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	611,284
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of Banking and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	1,134,001
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Head of Barclays Corporate Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	164,654
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Deputy Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	672,869
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	329,808
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	150,314
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	369,426
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	165,696
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	96,390
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	555,837
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Global Head of Markets and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in seven tranches over seven years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	579,233
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company granted the individual described above a conditional award to acquire Shares under the Barclays Deferred Share Value Plan (the "Award"). Shares under the Award typically vest in five tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7546 per Share	55,989
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	Outside a trading venue

2.   Share Incentive Award (Holding Period) Shares ("SIA (HP)"))

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	113,986
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	53,573
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	113,986
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	59,272
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	113,986
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	53,573
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of Banking and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	113,986
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	61,632
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Head of Barclays Corporate Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	90,049
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	42,323
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Deputy Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	113,986
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	53,573
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	90,185
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	42,386
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	82,206
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	38,636
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	113,986
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	53,573
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	90,618
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	42,590
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	57,562
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	27,054
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	113,986
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	53,573
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Global Head of Markets and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	111,258
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	54,805
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of Share Incentive (Holding Period) Shares. The Shares are subject to a 12 month holding period during which they cannot be charged, pledged or otherwise encumbered.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	75,230
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Share Incentive (Holding Period) Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	35,358
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

3.   Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group  (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 7 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	167,417
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	78,685
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	117,548
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	61,124
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 7 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	99,737
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	46,876
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of Banking and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	193,505
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	104,628
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Head of Barclays Corporate Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	51,649
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	24,275
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Deputy Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 30 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	194,132
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	91,242
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	28,496
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	13,393
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	64,117
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	30,134
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	103,299
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	48,550
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 17 November 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	81,927
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	38,505
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 27 August 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	46,306
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	21,763
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	117,548
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	55,247
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Global Head of Markets and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	176,776
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	86,567
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 March 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	28,496
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	13,393
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

4.a. LTIP

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Long Term Incentive Plan ("LTIP") as follows:(i)delivery of Shares relating to the first portion of the 2017 LTIP, the vesting of which was delayed from June 2020 to March 2021; and(ii)delivery of Shares relating to the first portion of the 2018 LTIP, such Shares being subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	262,325
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the LTIP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	123,292
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
4.a. LTIPThe trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Long Term Incentive Plan ("LTIP") as follows:(i)delivery of Shares relating to the first portion of the 2017 LTIP, the vesting of which was delayed from June 2020 to March 2021; and(ii)delivery of Shares relating to the first portion of the 2018 LTIP, such Shares being subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	170,283
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the LTIP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	88,546
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

4.b. SVP

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after twelve months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	859,020
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	403,739
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Share Value Plan ("SVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	522,008
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	271,443
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

4.c. DSVP

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	555,782
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	261,217
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of Banking and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	1,034,596
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	559,405
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Head of Barclays Corporate Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	60,450
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	28,411
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Deputy Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	350,495
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	164,732
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	53,934
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	25,348
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	12,382
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	5,819
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	236,400
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	111,107
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	50,804
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	23,877
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). Some of the Shares are subject to a holding period with restrictions lifting after six months.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	48,748
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	22,911
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	498,648
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	234,364
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Global Head of Markets and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	388,472
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	193,663
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the Barclays Deferred Share Value Plan ("DSVP"). The Shares are subject to a holding period with restrictions lifting after six months or twelve months as applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.7546 per Share	70,290
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares under the DSVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7546 per Share	33,035
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0)20 7116 4755

 Exhibit No. 3

11 March 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.75	100,903
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-03-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of Banking and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.74	584,525
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-03-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.75	76,651
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-03-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.76	624,911
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.75	171,004
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-03-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Global Head of Markets and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.76	1,660,353
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-03-08
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.75	156,241
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-03-09
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+ 44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 4

Publication of Base Prospectus

The following base prospectus ("Base Prospectus") has been approved by the Financial Conduct Authority and the International Securities Market and is available for viewing:

Base Prospectus dated 11 March 2021 for the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0205S_1-2021-3-11.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus. In accessing the Base Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Base Prospectus and any supplements thereto via electronic publication.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus to any other person.

The Base Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Base Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

 Exhibit No. 5

Barclays PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The following notifications under article 19.1 of the Market Abuse Regulation ('MAR') relate to transactions made on behalf of the Chairman and Non-Executive Directors in Barclays PLC shares.

This announcement is made in accordance with article 19.3 of MAR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Ashley
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.749	5,437
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Breedon
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.749	5,266
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir Ian Cheshire
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.749	5,266
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mohamed El-Erian
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.749	5,850
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Fitzpatrick
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.749	5,962
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Francis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.749	5,466
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crawford Gillies
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.749	5,166
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.749	19,180
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nigel Higgins
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.749	17,560
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane Schueneman
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.749	7,950
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-03-10
f)	Place of the transaction	London Stock Exchange

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 6

22 March 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	19 March 2021
Number of ordinary shares purchased:	14,691,600
Highest price paid per share:	182.7000p
Lowest price paid per share:	177.6400p
Volume weighted average price paid per share:	181.0246p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,350,676,931 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,350,676,931) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9397S_1-2021-3-20.pdf

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 7

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of EUR 1,000,000,000 1.125 per cent. Fixed Rate Resetting Subordinated Callable Notes due 2031 under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/0828T_1-2021-3-22.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 25 February 2020 (as supplemented by the prospectus supplement dated 30 April 2020) which together constitute a base prospectus (the "Prospectus") for the purposes of Regulation (EU) 2017/1129, as amended or superseded.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 8

23 March 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	22 March 2021
Number of ordinary shares purchased:	15,589,400
Highest price paid per share:	185.5000p
Lowest price paid per share:	179.6600p
Volume weighted average price paid per share:	183.1517p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,335,116,589 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,335,116,589) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/1028T_1-2021-3-22.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 30,281,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.1197p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 9

24 March 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	23 March 2021
Number of ordinary shares purchased:	15,570,660
Highest price paid per share:	183.0800p
Lowest price paid per share:	177.7800p
Volume weighted average price paid per share:	180.3232p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,319,607,030 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,319,607,030) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/2491T_1-2021-3-23.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 45,851,660 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.5096p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

 Exhibit No. 10

25 March 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	24 March 2021
Number of ordinary shares purchased:	15,589,400
Highest price paid per share:	186.5000p
Lowest price paid per share:	178.3200p
Volume weighted average price paid per share:	183.4387p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,304,057,659 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,304,057,659) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/4040T_1-2021-3-24.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 61,441,060 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.9991p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 11

26 March 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	25 March 2021
Number of ordinary shares purchased:	15,589,400
Highest price paid per share:	184.0600p
Lowest price paid per share:	179.2600p
Volume weighted average price paid per share:	181.4054p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,288,562,604 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,288,562,604) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/5611T_1-2021-3-25.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 77,030,460 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.8789p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 12

29 March 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	26 March 2021
Number of ordinary shares purchased:	15,589,400
Highest price paid per share:	184.9000p
Lowest price paid per share:	182.9400p
Volume weighted average price paid per share:	183.9197p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,272,991,851 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,272,991,851) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/7114T_1-2021-3-26.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 92,619,860 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.2224p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 13

30 March 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	29 March 2021
Number of ordinary shares purchased:	16,661,600
Highest price paid per share:	183.0200p
Lowest price paid per share:	179.0800p
Volume weighted average price paid per share:	181.4924p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,256,350,631 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,256,350,631) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/8689T_1-2021-3-29.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 109,281,460 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.1111p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 14

30 March 2021

Barclays PLC

Notice of Annual General Meeting

Barclays PLC ("Barclays" or the "Company") announces that its 2021 Annual General Meeting (AGM) will be held on Wednesday, 5 May 2021 at 11:00am at 1 Churchill Place, London E14 5HP and on an electronic platform which will enable shareholders to attend remotely.

At present, the UK Government's restrictions and guidance on non-essential travel and public gatherings remain in place. The UK Government has been clear that these restrictions and guidance will still be in place on 5 May 2021, meaning shareholders will not be able to attend the AGM physically.

The AGM is an important date in the Company's corporate calendar and an important opportunity to engage with shareholders. In order to maximise this engagement whilst respecting the restrictions and guidance on public gatherings, Barclays is for the first time holding the AGM as a combined physical and electronic meeting (a so-called "hybrid meeting") to enable shareholders to attend the AGM remotely and to vote and raise questions in real time.

Information regarding arrangements for attending the AGM remotely, raising questions and voting is set out in the Notice of AGM.

The Board will keep the arrangements for the AGM under review and may make further changes to allow physical shareholder attendance if the UK Government's restrictions and guidance permit this at the time of the AGM. However, the Company does not expect this to be the case in light of the current restrictions and guidance. Any changes to the AGM arrangements will be published on the Company's website at home.barclays/agm and announced through a Regulatory Information Service. Shareholders should continue to monitor the Company's website for any announcements and updates.

Barclays would like to thank all shareholders for their co-operation and understanding in these challenging times.

In connection with the AGM, the following documents have been posted or made available to shareholders today:

1.
Notice of the 2021 AGM; and
2.
Proxy forms for the 2021 AGM.

The Notice of AGM is also available online at home.barclays/agm.

In accordance with Listing Rule 9.6.1, copies of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 15

31 March 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	30 March 2021
Number of ordinary shares purchased:	16,651,864
Highest price paid per share:	189.9800p
Lowest price paid per share:	183.2400p
Volume weighted average price paid per share:	186.1503p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,239,746,882 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,239,746,882) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/0319U_1-2021-3-30.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 125,933,324 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.6452p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755